[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 28, 2015

Edward P. Bartz

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE:	The Cushing® Royalty & Income Fund

(File Nos. 333-187268 and 811-22593)

Dear Mr. Bartz:

Thank you for your telephonic comments, received April 16-17, 2015, regarding Post-Effective Amendment No. 4 to the Registration Statement (the “Registration Statement”) on Form N-2 filed by The Cushing® Royalty & Income Fund (the “Fund”) on March 2, 2015. We have considered your comments and, on behalf of the Fund, responses to those comments are set forth below. Where revisions were necessary, pages of the Registration Statement containing such revisions are attached to this letter, and such revisions will be reflected in the final prospectus that will be filed by the Fund pursuant to Rule 497 under the Securities Act of 1933.

Comment 1: Please provide a representation that the Fund will not use the term “Senior” in the title of any debt securities if the debt securities are not contractually senior in right of payment to other outstanding obligations of the company.

Response 1: The Fund confirms that it will not use the term “Senior” in the title of any debt securities if the debt securities are not contractually senior in right of payment to other outstanding obligations of the company.

Comment 2: Please confirm that the Fund will file an unqualified legality opinion and related consent of counsel in connection with each takedown from this registration statement.

Response 2: The Fund confirms that an unqualified legality opinion and related consent of counsel will be filed with each takedown from this registration statement.

Comment 3: If the Fund has any current intent to issue preferred shares or debt securities, please disclose in the Fee Table any expenses due to leverage in connection with such issuance.

Response 3: The Fund does not have any current intent to issue preferred shares or debt securities.

Comment 4: Please explain how derivative instruments are valued for purposes of the Fund’s policy of investing at least 80% of its Managed Assets in Energy Companies (the “80% Policy”).

Securities and Exchange Commission

April 28, 2015

Response 4: To the extent that the Fund enters into derivative instruments that have economic characteristics similar to an investment in Energy Companies, the Fund intends to include those derivative instruments in calculating the 80% Policy consistent with applicable interpretations of the Staff of the SEC. In calculating the 80% Policy, derivatives instruments will be included at their market value, as determined in accordance with the valuation policies and procedures adopted by the Board of Trustees of the Fund. To the extent the notional value of a derivative instrument exceeds its market value, the notional value will not be included for purposes of calculating the 80% Policy.

Comment 5: With respect to the Fund’s investments in private companies, please explain whether the Fund invests in private funds (private oil and gas funds, private commodity pools or private investment companies such as private equity funds or hedge funds). If so, explain any limits on the percentage of the Fund’s net assets that it will invest in these types of investments.

Response 5: The Fund has no current intention to invest in private funds, including private oil and gas funds, private commodity pools or private investment companies such as private equity funds or hedge funds.

Comment 6: Please explain how the Fund values derivative instruments for purposes of calculating “Managed Assets.”

Response 6: In calculating the Fund’s Managed Assets, derivatives instruments are valued at their market value, as determined in accordance with the valuation policies and procedures adopted by the Board of Trustees of the Fund. To the extent the notional value of a derivative instrument exceeds its market value, the notional value will not be included for purposes of calculating Managed Assets.

Comment 7: Please inform us of what notice, if any, will be provided to shareholders regarding a change in the Fund’s investment objective.

Response 7: Because the Fund’s Common Shares are listed on the New York Stock Exchange, the Fund is required to make prompt disclosure of any news or information which might reasonably be expected to materially affect the market for its securities. In order to comply with this requirement, the Fund would make immediate disclosure of any material change to the Fund’s investment objective. Additionally, any material change to the Fund’s investment objective would be disclosed in the Fund’s next report to shareholders pursuant to Rule 8b-16(b)(2) under the Investment Company Act of 1940. The Fund notes that it has no expectation of any change to its investment objective at this time.

Comment 8: The Fund states in the Registration Statement that the Fund may invest in securities of other investment companies. Please confirm that the fee table complies with Instruction 10(a) to Item 3 of Form N-2 regarding Acquired Fund Fees and Expenses.

Response 8: The Fund confirms that the fee table has been calculated in accordance with Instruction 10(a) to Item 3 of Form N-2. For the Fund’s fiscal year ended November 30, 2014, the expenses associated with investments in other investment companies, if any, were less than 0.01% of the Fund’s net assets attributable to common shares.

Securities and Exchange Commission

April 28, 2015

Comment 9: The Fund states in the Registration Statement that the Fund may engage in short sales of securities. Please confirm that the Fund discloses the expenses associated with short sales (e.g., interest and dividends paid on short sales) in the Fee Table.

Response 9: For the Fund’s fiscal year ended November 30, 2014, the Fund did not incur any expenses associated with short sales. The Fund confirms that the expenses associated with short sales will be included in the Fee Table if any such expenses are incurred.

Comment 10: This Fund states in the Registration Statement that the Fund intends to pay distributions that may include return of capital. Please state that a return of capital distribution involves a return of the shareholder’s original investment.

Response 10: The return of capital that the Fund expects to distribute to common shareholders differs from the return of capital traditionally made by investment companies, in which a portion of investors’ invested principal is returned to them. As described in the Registration Statement, the types of MLPs and Royalty Trusts in which the Fund intends to invest historically have made cash distributions to unitholders that exceed the amount of taxable income allocable to those unitholders, due to a variety of factors, including significant non-cash deductions, such as depreciation and depletion. Because these distributions would exceed income, such distributions would not be treated as income to the Fund in that tax year but rather would be treated as a return of capital for federal income tax purposes to the extent of the Fund’s basis in its MLP and Royalty Trust units. Similarly, because the Fund receives distributions that are not treated as income to the Fund, the Fund will be able to pass these distributions along to its common shareholders and make distributions that exceed the Fund’s earnings and profits. When the Fund distributes cash to its common shareholders in excess of its earnings and profits, those distributions would be treated as a return of capital to the extent of the common shareholders’ bases in the common shares. As a result, although the Fund is effectively distributing to shareholders cash received from the Fund’s investments, a portion of those distributions may be characterized as return of capital for tax purposes. Unlike a traditional “return of capital” by a fund, however, these distributions do not represent an erosion of shareholders’ equity invested in the Fund. The Fund respectfully submits that the nature of the return of capital distributions expected to be paid by the Fund are clearly explained in the Prospectus, and a statement that such distributions involve returns of a shareholder’s original investment would be inaccurate.

Comment 11: Briefly disclose in the Prospectus Summary the risks the Fund faces as a result of the recent downturn in the energy sector.

Response 11: Under the heading “Principal Risks of the Fund—Commodity Price Risk” in the Prospectus Summary, the Fund will disclose that “Recently, oil prices have declined significantly and experienced significant volatility. This may adversely impact MLP entities and other companies operating in the energy

Securities and Exchange Commission

April 28, 2015

sector. Such companies growth prospects and ability to pay high dividends may be negatively impacted, which adversely impact the net asset value of the Common Shares and the ability of the Fund to continue to pay distributions at current levels.”

Comment 12: Consider whether footnote 8 to the fee table remains valid or should be deleted.

Response 12: Footnote 8 has been deleted.

Comment 13: Include in the financial highlights only the “Ratio of net investment income to average net assets after current and deferred income tax benefit, after waiver.” All other ratios of net investment income may be presented in the footnotes to the financial highlights.

Response 13: The Fund has revised the financial highlights as requested.

Comment 14: Confirm the accuracy of the amounts set forth in footnote 8 to the financial highlights, as the amounts appear to include only management fees.

Response 14: The Fund confirms that the amounts set forth in footnote 8 are correct. The ratio in footnote 8 is calculated based on average net assets for the fiscal year ended November 30, 2014, whereas the management fee in the fee table is calculated based on the fund’s net assets attributable to common shares as of November 30, 2014, which results in the discrepancy between the two figures. The Fund has revised footnote 4 to the fee table to clarify the basis on which the management fee is calculated in the fee table.

*        *        *         *

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3805 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Philip H. Harris

Philip H. Harris

commodity price levels. The energy sector as a whole may also be impacted by the perception that the performance of energy sector companies is directly linked to commodity prices. Recently, oil prices have declined significantly and experienced significant volatility. This may adversely impact MLP entities and other companies operating in the energy sector. Such companies growth prospects and ability to pay high dividends may be negatively impacted, which could adversely impact the net asset value of the Common Shares and the ability of the Fund to continue to pay distributions at current levels. See “Principal Risks of the Fund — Energy Companies Risks — Commodity Price Risk.”

Cyclicality Risk. The operating results of companies in the broader energy sector are cyclical, with fluctuations in commodity prices and demand for commodities driven by a variety of factors. The highly cyclical nature of the energy sector may adversely affect the earnings or operating cash flows of certain Energy Companies in which the Fund will invest.

Supply Risk. A significant decrease in the production of natural gas, crude oil or other energy commodities, due to the decline of production from existing resources, import supply disruption, depressed commodity prices or otherwise, would reduce the revenue, operating income and operating cash flows of certain Energy Companies and, therefore, their ability to make distributions or pay dividends. See “Principal Risks of the Fund — Energy Companies Risks — Supply Risk.”

Demand Risk. A sustained decline in demand for natural gas, natural gas liquids, crude oil and refined petroleum products could adversely affect an Energy Company’s revenues and cash flows. See “Principal Risks of the Fund — Energy Companies Risks — Demand Risk.”

Depletion Risk. Energy Companies engaged in the exploration, development, management or production of energy commodities face the risk that commodity reserves are depleted over time. See “Principal Risks of the Fund — Energy Company Risks — Depletion Risk.”

Risks Relating to Expansions and Acquisitions. Some Energy Companies employ a variety of means to increase cash flow, including increasing utilization of existing facilities, expanding operations through new construction or development activities, expanding operations through acquisitions, or securing additional long-term contracts. Thus, some Energy Companies may be subject to construction risk, development risk, acquisition risk or other risks arising from their specific business strategies. Energy Companies that attempt to grow through acquisitions may not be able to effectively integrate acquired operations with their existing operations. See “Principal Risks of the Fund — Energy Companies Risks — Risks Relating to Expansions and Acquisitions.”

Competition Risk. The energy sector is highly competitive. To the extent that the Energy Companies in which the Fund invests are unable to compete effectively, their operating results, financial position, growth potential and cash flows may be adversely affected, which could in turn adversely affect the results of the Fund. See “Principal Risks of the Fund — Energy Companies Risks — Competition Risk.”

Weather Risk. Extreme weather conditions could result in substantial damage to the facilities of certain Energy Companies located in the affected areas and significant volatility in the supply of natural resources, commodity prices and the earnings of Energy Companies, and could therefore adversely affect their securities.

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SUMMARY OF FUND EXPENSES

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in the Fund’s common shares as a percentage of net assets attributable to common shares. The following table is based on the capital structure of the Fund as of November 30, 2014. The following table and example should not be considered a representation of the Fund’s future expenses. Actual expenses may be greater or less than shown.

Shareholder Transaction Expenses
Sales load (as a percentage of offering price)	—(1)
Offering expenses borne by the Fund (as a percentage of offering price)	—(2)
Dividend Reinvestment Plan fees	None

Annual Expenses	Percentage of Net Assets Attributable to Common Shares(3)

Management fees(4)	2.39%

Interest payments on borrowed funds(5)	0.32%

Current Income Tax Expenses	0.00%

Deferred Income Tax Expenses(6)	0.00%

Other expenses(7)	0.38%

Total annual expenses	3.09%

(1)	In the event that the securities to which this Prospectus relates are sold to or through underwriters, agents or dealers, a corresponding Prospectus Supplement will disclose these percentages.

(2)	The related Prospectus Supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses as a percentage of the offering price.

(3)	Based upon net assets attributable to common shares as of November 30, 2014.

(4)	The Fund pays the Investment Adviser an annual fee, payable monthly, in an amount equal to 1.50% of the Fund’s average weekly Managed Assets. Management fees in the table above are based on a percentage of net assets attributable to common shares, calculated based upon management fees paid by the fund during the fiscal year ended November 30, 2014 and net assets attributable to common shares as at November 30, 2014.

(5)	The Fund has entered into a borrowing arrangement with Credit Suisse Securities (USA) LLC. “Interest payments on borrowed funds” is based upon the Fund’s outstanding borrowings as of November 30, 2014 of $51,090,203 and the average interest rate for the fiscal year ended November 30, 2014 of 1.04%.

(6)	For the fiscal year ended November 30, 2014, the Fund accrued approximately $6,168,710 in net deferred tax asset primarily related to net unrealized depreciation on investments and capital loss carryforwards. Deferred income tax asset represents an estimate of the Fund’s potential tax benefit if it were to recognize the unrealized gains/losses on portfolio assets that occurred during the fiscal year ended November 30, 2014, based on the market value and basis of the Fund’s assets as of November 30, 2014.

(7)	“Other Expenses” are estimated based upon those incurred during the fiscal period ended November 30, 2014. Other expenses do not include expense related to realized or unrealized investment gains or losses.

Example

As required by relevant SEC regulations, the following example illustrates the expenses (including the estimated offering expenses) that an investor would pay on a $1,000 investment in the Fund’s common shares, assuming total annual expenses of 3.09% of net assets attributable to the Fund’s common shares and a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred(1)	$31	$95	$162	$340

(1)	In the event that the securities to which this Prospectus relates are sold to or through underwriters, agents or dealers subject to a sales load, a corresponding Prospectus Supplement will include an updated Example that reflects the amount of such sales load.

The example should not be considered a representation of future expenses or returns. Actual expenses may be greater or less than those shown. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example. The example assumes that all dividends and distributions are reinvested at net asset value.

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FINANCIAL HIGHLIGHTS

The selected data below sets forth the per share operating performance and ratios for the periods presented. The financial information was derived from and should be read in conjunction with the Financial Statements of the Fund and Notes thereto, which are incorporated by reference into the Statement of Additional Information from the Fund’s Annual Report to Shareholders for the period ended November 30, 2014. The financial information for the fiscal period ended to November 30, 2014, and each preceeding peroid since inception, has been audited by Ernst & Young LLP, the Fund’s independent registered public accounting firm, whose report is incorporated by reference into the Statement of Additional Information.

	Fiscal Year Ended November 30, 2014	Fiscal Year Ended November 30, 2013	Period From February 28, 2012(1) through November 30, 2012
Per Common Share Data(2)
Net Asset Value, beginning of period	$18.43	$20.27	$—
Public offering price	—	—	25.00
Underwriting discounts and offering costs on issuance of common shares	—	—	(1.17)
Income from Investment Operations:
Net investment income (loss)	(0.05)	—	0.14
Net realized and unrealized loss on investments	(4.17)	0.16	(2.70)

Total decrease from investment operations	(4.22)	0.16	(2.56)

Less Distributions to Common Stockholders:
Net investment income	—	—	—
Return of capital	(2.00)	(2.00)	(1.00)

Total distributions to common stockholders	(2.00)	(2.00)	(1.00)

Net Asset Value, end of period	$12.21	$18.43	$20.27

Per common share fair value, end of period	$14.44	$17.20	$20.04

Total Investment Return Based on Fair Value(4)	(6.32%)	(4.61)%	(16.21	)%(3)

Supplemental Data and Ratios
Net assets applicable to common stockholders, end of period (000’s)	$150,707	$177,824	$193,830
Ratio of expenses (including current and deferred income tax benefit) to average net assets after waiver(5)(6)(7)(8)	(0.90)%	2.41%	(7.59)%
Ratio of net investment income to average net assets after current and deferred income tax benefit, after waiver(5)(6)(9)	1.55%	(0.27)%	10.87%
Portfolio turnover rate	92.99%	94.34%	65.18	%(10)

(1)	Commencement of operations.

(2)	Information presented relates to a share of common stock outstanding for the entire period.

(3)

Not annualized. Total investment return is calculated assuming a purchase of common stock at the initial public offering price and a sale at the closing price on the last day of the period reported. The calculation also assumes reinvestment of dividends at actual prices pursuant to the Fund’s dividend reinvestment plan. Total investment return does not reflect brokerage commissions.

(4)

Not annualized. The calculation also assumes reinvestment of dividends at actual prices pursuant to the Fund’s dividend reinvestment plan. Total investment return does not reflect brokerage commissions.

(5)	Annualized for periods less than one full year.

(6)	For the fiscal year ended November 30, 2014, the Fund accrued $6,404,467 in net current and deferred tax benefit. For the fiscal year ended November 30, 2013, the Fund accrued $598,878 in net current and deferred tax expense. For the period from February 28, 2012 through November 30, 2012, the Fund accrued $14,543,023 in net current and deferred income tax benefit.

(7)	The ratio of expenses (including current and deferred income tax benefit) to average net assets before waiver was (0.90)%, 2.48% and (7.31)% for the fiscal years ended November 30, 2014 and 2013, and the fiscal period from February 28, 2012 through November 30, 2012, respectively.

(8)	The ratio of expenses (excluding current and deferred income tax expense) to average net assets before waiver was 2.39%, 2.15% and 2.20% for the fiscal years ended November 30, 2014 and 2013 and period from February 28, 2012 through November 30, 2012, respectively. The ratio of expenses (excluding current and deferred income tax expense) to average net assets after waiver was 2.39%, 2.08% and 1.92% for the fiscal years ended November 30, 2014 and 2013 and period from February 28, 2012 through November 30, 2012, respectively.

(9)	The ratio of net investment income to average net assets before waiver (excluding current and deferred income tax benefit/expense on net investment income) was (1.74)%, (0.01)% and 1.08% for the fiscal years ended November 30, 2014 and 2013, and the fiscal period from February 28, 2012 through November 30, 2012, respectively. The ratio of net investment income to average net assets after waiver (excluding current and deferred income tax benefit/expense on net investment income) was (1.74)%, 0.06% and 1.36% for the fiscal years ended November 30, 2014 and 2013, and the fiscal period from February 28, 2012 through November 30, 2012, respectively. The ratio of net investment income to average net assets after current and deferred income tax benefit before waiver was 1.55%, (0.34)% and 10.59% for the fiscal years ended November 30, 2014 and 2013, and the fiscal period from February 28, 2012 through November 30, 2012, respectively.

(10)	Not annualized.

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